UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: February 27, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES COMPLETION BY ITS SUBSIDIARY OF SUBSEQUENT

OFFERING PERIOD FOR COMMON STOCK OF GOLDEN TELECOM, INC.

Moscow and New York (February 27, 2008) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) (NYSE: VIP), today announced the completion of the subsequent offering period relating to the tender offer by its indirect wholly-owned subsidiary, Lillian Acquisition, Inc. (“Lillian Acquisition”), for any and all of the outstanding shares of common stock of Golden Telecom, Inc. (“Golden Telecom”) (NASDAQ: GLDN) at a purchase price of $105.00 per share in cash. Based on preliminary information from the depositary with respect to the subsequent offer, as of the expiration of the subsequent offering period at 5:00 pm on February 26, 2008, Golden Telecom stockholders had tendered a total of 38,093,677 shares of Golden Telecom common stock during the initial and subsequent offering periods. These shares represent approximately 94.4% of the outstanding shares of Golden Telecom’s common stock, an amount sufficient to permit the completion of a “short-form” merger under applicable Delaware law, without a vote of the stockholders of Golden Telecom. As a result, VimpelCom Finance B.V., a direct wholly-owned subsidiary of VimpelCom, and Lillian Acquisition intend to consummate a “short-form” merger as soon as practicable, subject to satisfaction or waiver of the conditions to the consummation of the merger. In the merger, Lillian Acquisition will be merged into Golden Telecom and all remaining stockholders of Golden Telecom who did not tender their shares in the tender offer (other than those, if any, properly perfecting dissenters’ rights) will receive the same $105.00 per share in cash paid in the tender offer. Golden Telecom stockholders will receive relevant information in the mail on how to receive payment for their shares.

About VimpelCom (www.vimpelcom.com)

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

About Golden Telecom (www.goldentelecom.com)

Golden Telecom, Inc. (NASDAQ: “GLDN”) is a leading facilities-based provider of integrated telecommunications and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States (“CIS”). Golden Telecom offers voice, data and Internet services to corporations, operators and consumers using its metropolitan overlay network in major cities including Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk, Almaty, and Tashkent, and via intercity fiber optic and satellite-based networks, including approximately 314 combined access points in Russia and other countries of the CIS. Golden Telecom offers mobile services in Moscow, Kiev and Odessa.

Forward-Looking Statements

This release includes certain forward-looking statements. Any such forward-looking statements may involve risk and uncertainties. These forward-looking statements appear throughout the release and include statements regarding the intent, belief or current expectations of VimpelCom, VimpelCom Finance B.V. and Lillian Acquisition, including statements concerning the plans of VimpelCom, VimpelCom Finance B.V. and Lillian Acquisition with respect to the acquisition of all of Golden Telecom’s common stock. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including unforeseen future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom’s public filings with the SEC, including VimpelCom’s annual report on Form 20-F for the year ended December 31, 2006, and in Golden Telecom’s filings with the SEC, including Golden Telecom’s quarterly reports on Form 10-Q and Golden Telecom’s annual report on Form 10-K for the year ended December 31, 2006. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the ability of VimpelCom, VimpelCom Finance B.V. and Lillian Acquisition to control or predict. VimpelCom, VimpelCom Finance B.V. and Lillian Acquisition undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Media

Alexander Boreyko

VimpelCom

Tel: +7 (495) 910-5977

Investor_Relations@vimpelcom.com